UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 55690 / May 2, 2007

ADMINISTRATIVE PROCEEDING
File No. 3-12519

In the Matter of	**ORDER MAKING FINDINGS AND**
	REVOKING REGISTRATION OF
Cosmetic Center, Inc.,	**SECURITIES PURSUANT TO**
Discovery Zone, Inc.,	**SECTION 12(j) OF THE**
Donlar Biosyntrex Corp.,	**SECURITIES EXCHANGE ACT OF**
Donlar Corp.,	**1934 AS TO DISCOVERY ZONE,**
Impax Laboratories, Inc.,	**INC.**
Phoenix Waste Services Company, Inc., and	
Telynx, Inc.,	
Respondents.	

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Discovery Zone, Inc. ("Discovery Zone" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on December 29, 2006, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which is admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Discovery Zone, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   Discovery Zone (CIK No. 900392) is a Delaware corporation based in Elmsford, New York. At all times relevant to this proceeding, the common stock of Discovery Zone was registered with the Commission under Exchange Act Section 12(g). The Respondent filed a Chapter 11 bankruptcy proceeding on April 20, 1999, which was later converted to a Chapter 7 proceeding on May 23, 2000.

      2.   Discovery Zone has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended December 31, 1998.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Discovery Zone's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Nancy M. Morris
Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.